NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC. (the Firm) was incorporated in the state of Michigan on June 22, 1983. The Firm is registered with the Securities and Exchange Commission (SEC), the Financial Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Firm is a non-carrying $5,000 securities broker and dealer.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. The Firm had a certificate of deposit in the amount of $7,000 for the years ended June 30, 2016 and 2015.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising—The Firm's advertising costs are expensed as incurred. During the years ended June 30, 2016 and 2015, no advertising costs were incurred.

NOTE 2: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At June 30, 2016 and 2015 there were receivables of $11,099 and $13,892 respectively. At June 30, 2016 and 2015 there were payables of $11,099 and $13,892 respectively.

NOTE 3: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares. Earnings per share were ($0.00) and ($0.00) for the years ended June 30, 2016 and 2015, respectively.

NOTE 4: INCOME TAX EXPENSE

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes.

As of and during the period ended June 30, 2016, the Firm did not have a liability or any unrecognized tax benefits. The Firm has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months. Tax years prior to 2011 are no longer subject to tax examinations by federal and Michigan tax jurisdictions.

NOTE 5: RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement with an affiliated company, which is related by common ownership. Under the terms of the agreement, the affiliated company has agreed to make available certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Firm. Total administrative and operational fees under the agreement, including commission expenses, which are based on net income, for the year ended June 30, 2016 and 2015, were $54,655 and $49,442 respectively. At June 30, 2016 there was $1,500 due to the affiliated company. The agreement was renewed in July 2016 and is effective for a period of one year, and includes the option to be extended for an additional six months.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Firm. On June 30, 2016, the Firm had net capital of $12,503 which was $7,503 in excess of its required net capital of $5,000.

The Firm also has a Basic Net Capital Requirement. This is calculated as net capital less the greater of 10% of total aggregate indebtedness or 120% of the minimum net capital requirement. On June 30, 2016 the Firm's excess Basic Net Capital was $6,503 or 100.76% of their aggregate indebtedness.

NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were only two reconciling items between the June 30, 2016 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1. The reconciling items involved accrual of commissions receivable and payable; and an income tax accrual.

NOTE 8: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provisions of paragraph (k)(2)(i) "Special Account for the Exclusive Benefits of customers maintained". During the year ended June 30, 2016 there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 9: FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Firm adopted SFAS No. 157 for financial assets and liabilities during the year ended June 30, 2009.

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy required that the Firm maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.

- Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices or similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

The Firm as of June 30, 2016 and 2015 only held Level 2 investments, in the form of a Certificate of Deposit in the amount of $7,000.